1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

June 9, 2020

VIA EDGAR

Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2330

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2330 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares iBonds Dec 2030 Term Corporate ETF (the "Fund"), a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on May 18, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week prior to the filing becoming effective.

Comment 2: In the Principal Investment Strategies section of the Prospectus, it is stated that:

In addition, to be included in the Underlying Index, securities that are rated by all three of the rating agencies named below must be rated "investment-grade" by at least two of the three rating agencies, which is defined as Baa3 or higher by Moody's Investors Service, Inc. or BBB- or higher by S&P Global Ratings or Fitch Ratings, Inc. When ratings from only two of the three rating agencies are available, the lower rating is used to determine eligibility. Securities with a rating from only one of the three ratings agencies must be rated investment-grade in order to be included in the Underlying Index.

Securities and Exchange Commission

June 9, 2020

The Staff notes that many investment grade issuers have recently been downgraded by the ratings agencies to BBB. Is the Fund's investment in securities rated BBB expected to be significant and, if so, would additional disclosure be appropriate?

Response: The Trust believes that additional disclosure is not required as BBB is considered investment grade by the relevant ratings agencies and the Prospectus includes disclosure related to the risks of downgrades of fixed income securities, including under "Credit Risk."

Comment 3: Please reorder the principal risks in order of importance for the top 3-5 risks rather than listing all of the risks alphabetically.

Response: The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. The Trust notes that the following disclosure is included in the sections entitled "Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

"The order of the below risk factors does not indicate the significance of any particular risk factor."

Comment 4: In the Principal Investment Strategies section of the Prospectus, please state that the Fund is non-diversified.

Response: The Trust notes that the Fund will be managed as a diversified fund and will remove references to non-diversification in the registration statement.

Comment 5: For the description of the portfolio managers, please add the year that they began managing the Funds.

Response: The requested disclosure will be added.

Comment 6: The Staff requests that the discussion of the risks related to Coronavirus virus, currently in the SAI, be moved to the Fund's Prospectus, with additional disclosure in the Summary portion of the Prospectus. The Staff further requests that the disclosure be tailored to the particular types of investments of the Fund (for example, risks of downgrades for bond funds).

Response: Substantial disclosure related to "Infectious Illness Risk" has been added to the Prospectus and to the Summary portion of Prospectus and includes the risks of downgrades.

Securities and Exchange Commission

June 9, 2020

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Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Deepa Damre Marisa Rolland Nadia Persaud Nick Cordell Michael Gung George Rafal Jonathan Tincher Sam Bolam